SEC     Page 1 of 7

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ZipRealty, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98974V107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC     Page 1 of 7

CUSIP No. 98974V107

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Lamoreaux Partners

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 979,955
7. Sole Dispositive Power 0
8. Shared Dispositive Power 979,955

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     979,955

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     4.9%

12.     Type of Reporting Person (See Instructions)

PN

________

CUSIP No. 98974V107

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Lamoreaux Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         X

(b)     ______

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 979,955
7. Sole Dispositive Power 0
8. Shared Dispositive Power 979,955

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     979,955

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     4.9%

12.     Type of Reporting Person (See Instructions)

OO
IA

CUSIP No. 98974V107

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Phillip A. Lamoreaux

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         X

(b)     ______

3.     SEC Use Only

4.     Citizenship or Place of Organization      United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 125,985
6. Shared Voting Power 979,955
7. Sole Dispositive Power 125,985
8. Shared Dispositive Power 979,955

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,105,940

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.5%

12.     Type of Reporting Person (See Instructions)

IN
HC

CUSIP No. 98974V107

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Wendy M. Snow

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         X

(b)     ______

3.     SEC Use Only

4.     Citizenship or Place of Organization      United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 900
6. Shared Voting Power 979,955
7. Sole Dispositive Power 900
8. Shared Dispositive Power 979,955

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     980,855

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     4.9%

12.     Type of Reporting Person (See Instructions)

IN

CUSIP No. 98974V107

Item 1.

(a)     Name of Issuer

ZipRealty, Inc.

(b)     Address of Issuer's Principal Executive Offices

2000 Powell Street, Suite 1555, Emeryville, CA 94608

Item 2.

(a)     The names of the persons filing this statement are:

Lamoreaux Partners ("Partners")

Phillip A. Lamoreaux ("Lamoreaux")

Wendy M. Snow ("Snow")

Lamoreaux Capital Management, LLC ("LLC")

(collectively, the "Filers").

(b)     The principal business office of the Filers is located at:

1505 Bridgeway, Suite 125, Sausalito, CA 94965

(c)     For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)     This statement relates to shares of common stock of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 98974V107

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ X ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to LLC).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ X ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Lamoreaux).

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)     [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]. (As to Partners and LLC and Snow)

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Lamoreaux is the Manager of LLC, and Snow is a portfolio manager of LLC. LLC is the general partner of Partners, which is an investment limited partnership. No single client of LLC holds more than five percent of the outstanding Stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

LLC is a registered investment adviser. Lamoreaux is the controlling member of LLC, and Snow is a portfolio manager of LLC. LLC, Lamoreaux and Snow constitute a group as defined in Rule 13d-5(b)(1) and disclaim membership in a group with any other person or entity. Partners is filing jointly and disclaims membership in a group. The filing of this Schedule 13G on behalf of Partners should not be construed as an admission that it is, and Partners disclaims that it is, the beneficial owner of any of the Stock covered by this Schedule 13G.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification.

The following certification is made by LLC, Lamoreaux and Snow:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made by Partners:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2009

LAMOREAUX PARTNERS By: Lamoreaux Capital Management, LLC Title: General Partner By: /s/ Phillip A. Lamoreaux Title: Manager	LAMOREAUX CAPITAL MANAGEMENT, LLC By: /s/ Phillip A. Lamoreaux Title: Manager
/s/ Phillip A. Lamoreaux Phillip A. Lamoreaux /s/ Wendy M. Snow Wendy M. Snow

CUSIP No. 98974V107

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of ZipRealty, Inc. and any other issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:     January 22, 2007

/s/ Wendy M. Snow Wendy M. Snow /s/ Thomas H. Wyman, Jr. Thomas H. Wyman, Jr. /s/ Phillip A. Lamoreaux Phillip A. Lamoreaux	LAMOREAUX PARTNERS By: Lamoreaux Capital Management, LLC Title: General Partner By: /s/ Phillip A. Lamoreaux Title: Manager
LAMOREAUX CAPITAL MANAGEMENT, LLC By: /s/ Phillip A. Lamoreaux Title: Manager

Q:\EDGAR EasePlus\4437-4 Lamoreaux\zip13g.rtf